Exhibit (a)(1)(Q)

FORM OF EMAIL TO ELIGIBLE PARTICIPANTS

From:             tenderoffer@gci.com

Sent:             August 24, 2009

To:             [NAME]

Subject:                      Update to Offer to Exchange

On August 6, 2009, we announced that we are offering eligible officers, employees, consultants and advisors the opportunity to exchange their outstanding eligible stock options that were granted under our Amended and Restated 1986 Stock Option Plan (as amended, the “Plan”), whether vested or unvested, for shares of restricted stock of GCI Class A common stock that we will grant under the Plan.  In connection with our filing of the Offer to Exchange with the Securities Exchange Commission, we have prepared a Supplement to the Offer to Exchange, dated August 24, 2009, containing some additional financial information about GCI and minor changes and/or additions to certain provisions of the Offer to Exchange.  The Supplement to the Offer to Exchange is attached to this e-mail.

Please note that there are only 10 business days left to participate in the Option Exchange Program.  Should you choose to participate, you must submit your election before September 4, 2009, at 11:59 p.m., Alaska Daylight Time.  We are not able to accept any elections after this time, so please make sure you leave yourself enough time to properly submit an election.  Please visit the Option Exchange Program web site through the following link: https://www.corp-action.net/GCI and follow the instructions for accessing your personal information and making and submitting your elections.  The site includes links to access a copy of the Tender Offer document filed with the SEC, the Supplement to the Offer to Exchange and a list of frequently asked questions (FAQ) that you may have about the Option Exchange Program.

If you have questions, please e-mail tenderoffer@gci.com.

Sincerely,

Peter Pounds